SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2005

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.
Public Company – CVM Code no. 00482-0
CNPJ/MF No. 42.150.391/0001-70
NIRE No. 29.300.006.939

RELEVANT FACT

Braskem S.A. (“Braskem”), in accordance with its long term strategic commitment to the domestic and international capital markets and pursuant to the Brazilian Securities Exchange Commission (Comissão de Valores Mobiliários, or CVM) Instruction no. 358/02, announces relevant measures taken to increase the liquidity of its shares on the Sao Paulo and New York Stock Exchange, as well as on LATIBEX. The Board of Directors and the Fiscal Council of Braskem, in meetings held on March 14, 2005, resolved to submit to the Extraordinary General Shareholders Meeting to be held on March 31, 2005, the proposal to effect the reverse stock split of its share capital and the split of the American Depositary Shares (“ADSs”) traded on the New York Stock Exchange (“NYSE”), as follows:

1. Objective

In accordance with the recommendations and guidelines of the São Paulo Stock Exchange (“Bovespa”), the reverse stock split of Braskem’s share capital is intended to facilitate the trading of Braskem’s shares on the Bovespa, resulting in increased liquidity through (i) a reduction in the number of shares that are quoted as a round lot on the Bovespa, from the current round lot of 1,000 shares to a round lot of one share, (ii) an adjustment to Braskem’s share price to a more accessible level, enabling a larger number of investors, particularly individual investors, to purchase Braskem’s shares, and (iii) a reduction in the minimum number of Braskem’s shares for trading on the Bovespa from 100,000 to 100 shares, thus lowering the minimum investment required to purchase shares of Braskem.

2. Proportion of the Reverse Stock Split

Braskem will effect a reverse split of its share capital in the proportion of 250 (two hundred and fifty) shares of each type and class to 01 (one) share of each type and class. Following the reverse stock split, the quoted price of Braskem’s shares on the Bovespa will bereduced by three-fourths (75%), taking into account the value that preceded the conclusion of the reverse stock split.

3. Split of the ADSs

In order to align the trading price of the ADSs representing Braskem’s class A preferred shares on the NYSE with the average trading price of ADSs of other Brazilian issuers, Braskem’s ADSs will be split, in the proportion of 02 (two) ADSs for each ADS outstanding. Following the reverse stock split in Brazil and the split of the ADSs, each ADS (which currently represents 1,000 (one thousand) class A preferred shares) will represent 02 (two) class A preferred shares, thus attaining the established objectives. Following these transactions, the quoted price of Braskem's ADSs on the NYSE will be reduced by half, taking into account the value that preceded the conclusion of the split of the ADSs.

4. Position Adjustment

If this proposal is approved by Braskem’s shareholders in the Extraordinary General Shareholders Meeting, Braskem will publish a Notice to its Shareholders establishing a period of 30 (thirty) days from the date of publication for shareholders, in their discretion, to adjust their respective shareholding positions through private sale or trading on the Bovespa, to lots of multiples of 250 (two hundred and fifty) shares, by each type and class, so that they will not hold any fractional shares after consummation of the reverse stock split.

5. Auction

After the 30-day adjustment period has expired, any fractional shares resulting from the reverse stock split will be separated and consolidated into whole shares to be sold on Bovespa. Pro rata amounts of the proceeds of such sale will be deposited in the accounts of the holders of such fractional shares, after the final settlement of the sale, as follows: the pro rata amount payable to shareholders registered with Banco Itaú S.A. will be deposited directly into their accounts; and the pro rata amount payable to shareholders that are not registered with Banco Itaú S.A. will be disbursed to such shareholders at a branch of Banco Itaú S.A. The amounts corresponding to shares in custody with the Brazilian Liquidation and Custody Company (Companhia Brasileira de Liquidação e Custódia, or CBLC) will be deposited directly to that company’s account. CBLC will then be responsible to pay the amounts to the respective shareholders through exchange brokers. For those shareholders whose shares are blocked or whose registration with Banco Itaú S.A. is not up-to-date, the amount will be deposited at Banco Iatú S.A. and made available for payment to the respective shareholder, exclusively through the presentation of necessary documentation to unblock the shares or to update the applicable registration form, as the case may be.

6. Trading

The fractional shares and the ADSs will begin to be sold taking into account the reverse stock split and the split of the ADSs following the seventh business day after the expiration of the 30-day adjustment period referred to above.

Documents related to the proposal of the Board of Directors described in this release will be available at Braskem’s headquarters, as well as on the websites of the Bovespa and of the Brazilian Securities Commission (Comissão de Valores Mobiliários).

Assistance to shareholders will be available at Banco Itaú S.A., at the branches set forth below and at other branches of Banco Itaú S.A. authorized to assist shareholders, during normal banking hours:

– Rua Boa Vista, 176 – 1o subsolo – Sao Paulo – SP;
– Rua Sete de Setembro, 99 – Subsolo – Rio de Janeiro – RJ;
– Av. Joao Pinheiro, 195 – Terreo – Belo Horizonte – MG;
– Rua Sete de Setembro, 746 – Terreo – Porto Alegre – RS;
– Rua Joao Negrao, 65 – Sobreloja – Curitiba – PR;
– Av. Estados Unidos, 50 – 2o andar – Salvador – BA;
– SCS Quadra 3 - Edificio D’Angela – Sobreloja – Brasilia – DF.

Camacari, March 15, 2005

____________________________________
BRASKEM S.A.
Paul Altit
Investor Relations Director

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 15, 2005

BRASKEM S.A.

By:	/s/ Paul Elie Altit

	Name:	Paul Elie Altit
	Title:	Chief Financial Officer